KRAMER LEVIN NAFTALIS & FRANKEL LLP
Thomas E. Molner
Partner
Phone 212-715-9429
Fax 212-715-8000
TMolner@KRAMERLEVIN.com
October 23, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: John Stickel, Attorney Advisor

Re:	Galileo Holding Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed October 3, 2008 File No. 333-153247
Ladies and Gentlemen:
     On behalf of Galileo Holding Corporation (the “Company” or “Galileo”), we provide the Company’s responses to the letter dated October 16, 2008 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.
     For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in an amendment (“Amendment No. 2”) to Registration Statement on Form S-4 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.
     Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.
Recommendations of the Board of Directors; Reasons for the Proposed Transaction, page 5
1.	We note your response to our prior comment 6 and reissue. While providing a cross-reference to the more detailed factors considered is beneficial, please also include in the summary a brief discussion of the reasons the companies are engaging in the transaction. Refer to Item 4(a)(2) of Form S-4.
1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000   www.kramerlevin.com
also at 47 Avenue Hoche 75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 23, 2008

The disclosure has been revised in response to this comment. Please see pages 5 and 6 of the Registration Statement.
Risk Factors, page 19
The cyclical nature of the tanker industry, page 22
2.	Given the current global economic downturn, please update to address whether you are seeing a weakening demand and whether your ships operating in the spot market have been affected.
The disclosure has been revised in response to this comment. Please see pages 23 and 24 of the Registration Statement. The Company believes that spot charter rates to date since the second quarter have not shown significant weakening. Based on preliminary results for the three months ended September 30, 2008, average spot charter rates for General Maritime’s own vessels have increased in such period from average spot charter rates for the six months ended June 30, 2008 and are comparable to recent spot charter rates reported in Clarkson’s Shipping Intelligence Network.
An oversupply of new vessels, page 23
3.	Please address any of your existing commitments to purchase ships (if any) and how this may affect you going forward in the current global downturn.
The disclosure has been revised in response to this comment. Please see page 24 of the Registration Statement.
Background of the Proposed Transaction, page 49
4.	We note your response to our prior comment 19. If true, please revise to clarify that while the proposal by Party A was rejected in large part due to its offer being at a discount, as reflected in the first bullet point on page 54, the exchange ratio for the merger also constitutes a discount to Arlington’s shareholders. In addition, disclose the specific discounts here so a comparison can be more easily made.
The disclosure has been revised in response to this comment. Please see page 56 of the Registration Statement.
Dividend Information, page 90
5.	We note your response to our prior comment 2 and reissue the comment in part. Given that the cash dividend target for the new company is $2.00 per share annually, please

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 23, 2008

include disclosure regarding your estimated cash available to pay distributions over the next four quarters and any assumptions and considerations related to that disclosure.
The disclosure has been revised in response to this comment. Please see pages 92 and 93 of the Registration Statement.
Material United States Federal Income Tax Consequences, page 91
6.	In the next amendment, please revise to delete the phrase “for general information only.” Similarly, please revise to delete the phrase on page 97.
The disclosure has been revised in response to this comment. Please see pages 96 and 101 of the Registration Statement.
Ownership of New General Maritime Common Stock, page 93
7.	Please delete the reference to the tax discussion as a “summary” on page 96 and 99 and throughout.
The disclosure has been revised in response to this comment. Please see pages 101 and 104 of the Registration Statement.
General
8.	Please consider the financial statement updating requirements when drafting your next amendment to comply with Rule 3-12 and 11-01 of Regulation S-X.
The Staff’s comment will be considered.
Exhibit Index
9.	Updated accountants’ and other experts’ consents should be provided with your next amendment.
Updated accountants’ and other experts’ consents will be filed as appropriate with Amendment No. 2 in response to this comment.
Exhibit 8.1
10.	It appears that exhibit 8.1 is a short-form tax opinion. As such, both exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 23, 2008

counsel’s opinion. It is not enough to state that the statements of law in the prospectus are correct. Please revise accordingly.
A revised tax opinion has been filed as exhibit 8.1 in response to this comment. We respectfully note that the first sentence under the heading “Material United States Federal Income Tax Consequences to Shareholders” on page 95 of the Registration Statement indicates that the text that follows is counsel’s opinion.
Exhibit 8.2
11.	It also appears that exhibit 8.2 is a short-form tax opinion. As such, both exhibit 8.2 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel’s opinion. It is not enough to state that the statements of law in the prospectus are correct. Please revise accordingly.
A revised tax opinion has been filed as exhibit 8.2 in response to this comment. We respectfully note that the first sentence under the heading “Material United States Federal Income Tax Consequences to Shareholders” on page 95 of the Registration Statement indicates that the text that follows is counsel’s opinion.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.
Very truly yours,
/s/ Thomas E. Molner
Thomas E. Molner
cc: Mr. John C. Georgiopoulos